EXHIBIT 99.2

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the l day of April, 2019.

AMONG:

• (the "Shareholder")

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DIFFERENCE CAPITAL FINANCIAL INC., a corporation existing under the laws of Canada ("Difference")

WHEREAS the Shareholder is the registered and/or beneficial owner of the Subject Securities (as defined herein) each as set out in in Schedule A attached hereto;

AND WHEREAS Difference and Mogo Finance Technology Inc. (the "Company") have entered into an arrangement agreement (the "Arrangement Agreement") concurrently with the entering into of this voting and support agreement (the "Agreement");

AND WHEREAS the Arrangement Agreement contemplates that, among other things, Difference will acquire, indirectly through an amalgamation of the Company and a wholly-owned subsidiary of Difference, all of the issued and outstanding common shares of the Company pursuant to an arrangement under the provisions of the Business Corporations Act (British Columbia) (the "Arrangement");

AND WHEREAS Difference has requested that the Shareholder enter into this Agreement, and the Shareholder is willing to do so, subject to the terms and conditions hereof;

NOW THEREFORE in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1.

INTERPRETATION

Section 1.1 Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

For the purposes of this Agreement:

"Debentures" means the convertible debentures of the Company issued pursuant to the convertible debenture indenture dated June 6, 2017, between the Company and Computershare Trust Company of Canada;

"Options" means options to acquire Shares;

"RSUs" means restricted share units of the Company;

"Shares" means common shares in the capital of the Company;

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"Subject Debentures" means the Debentures in the principal amount set forth in Schedule A attached hereto, being all of the Debentures owned legally or beneficially by the Shareholder or over which the Shareholder exercises control or direction, which Subject Debentures are convertible into the number of Shares set forth in Schedule A attached hereto;

"Subject Options" means that number of Options set forth in Schedule A attached hereto, being all of the Options owned legally or beneficially by the Shareholder or over which the Shareholder exercises control or direction;

"Subject RSUs" means that number of RSUs set forth in Schedule A attached hereto, being all of the RSUs owned legally or beneficially by the Shareholder or over which the Shareholder exercises control or direction.

"Subject Securities" means, collectively, the Shareholder's Subject Shares, Subject Debentures, Subject Options, Subject RSUs and any other equity or debt securities of the Company held by the Shareholder on the date hereof or acquired by the Shareholder after the date hereof; and

"Subject Shares" means that number of Shares set forth in Schedule A attached hereto, being all of the Shares owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Shares issued upon the exercise, redemption or payment (as applicable) of any convertible or exchangeable security, or otherwise acquired by the Shareholder after the date hereof.

ARTICLE 2.

COVENANTS OF THE SHAREHOLDER

Section 2.1 General

The Shareholder hereby covenants and agrees in favour of Difference that, from the date hereof until the earlier of (i) the Effective Date, and (ii) the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement:

(a)	at the Company Meeting (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Shareholder forms part, if any) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution (or any other matter necessary to complete the transactions contemplated by the Arrangement Agreement) is sought, the Shareholder shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) their Subject Securities (i) in favour of the approval of the Arrangement Resolution, and (ii) in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement;

(b)	at any other meeting of securityholders of the Company (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Shareholder forms part, if any) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall:

(i)	consult with Difference as to how its Subject Securities are to be voted;

(ii)	if and as instructed in writing by Difference, cause its Subject Securities (that have a right to vote at such meeting) to be counted or not to be counted as present for purposes of establishing quorum and vote (or cause to be voted) its Subject Securities (that have a right to vote at a meeting considering such) in the manner instructed by Difference regarding any (x) Company Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement, and (y) action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Shareholder in this Agreement (any of the foregoing, an "Alternative Matter"); and/or

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(iii)	if instructed in writing by Difference, deliver or cause to be delivered to the Company, with a copy to Difference concurrently, as soon as practicable following the mailing of the information circular pertaining to any meeting where an Alternative Matter is to be considered and in any event no later than ten (10) Business Days prior to the date on which such is to be held (unless Difference shall instruct the Shareholder to deposit in a period less than 10 days preceding the relevant meeting), duly executed proxies or voting information forms directing those individuals as may be designated by Difference to vote in the manner as instructed by Difference regarding any Alternative Matter (and for certainty, such proxies or voting information forms shall direct the designated individuals to vote against any Alternative Matter if instructed by Difference), and each not revoke any such proxy or voting information form without the prior written consent of Difference;

(c)	as soon as practicable following the mailing of the Company Circular and in any event no later than five (5) Business Days prior to the date of the Company Meeting, the Shareholder shall deliver or cause to be delivered to the Company, with a copy to Difference concurrently, duly executed proxies or voting information forms directing those individuals as may be designated by Difference to vote (i) in favour of the approval of the Arrangement Resolution, and (ii) in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement, and each such proxy or voting information form shall not be revoked or varied in any manner without the written consent Difference unless this Agreement is terminated in accordance with Article 5 prior to the Company Meeting;

(d)	the Shareholder shall not directly or indirectly: (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, encumber, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or with the prior written consent of Difference, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii);

(e)	subject to Section 2.2, the Shareholder shall not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement;

(f)	the Shareholder shall not exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement considered at the Company Meeting in connection therewith;

(g)	the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

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(h)	from the date hereof until the termination of this Agreement in accordance with Article 5, subject to Section 2.2, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

A.	solicit proxies or become a participant in a solicitation in opposition to the Arrangement Resolution;

B.	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Difference’s proposed acquisition of the Subject Shares or any other transaction contemplated by the Arrangement Resolution;

C.	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the transactions contemplated by the Arrangement Resolution or the Arrangement Agreement; or

D.	knowingly solicit, initiate, encourage or otherwise facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Company Acquisition Proposal;

(i)	the Shareholder shall not bring, or threaten to bring, any suits or proceeding for the purpose of, or which has the effect of, directly or indirectly, frustrating, stopping, preventing, impeding, delaying or varying the Arrangement; and

(j)	the Shareholder: (i) shall promptly notify Difference of the amount of any new Subject Securities acquired by the Shareholder after the execution of this Agreement, and (ii) acknowledges that any such new Subject Securities will be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof.

Section 2.2 Breach

The Shareholder shall promptly advise Difference, at first orally and then in writing, of any development that causes, or that would reasonably be expected to cause, a breach by the Shareholder of any representation, warranty or covenant contained in this Agreement.

ARTICLE 3.

NO RESTRICTIONS ON FIDUCIARY DUTIES AS DIRECTOR OR OFFICER OF THE COMPANY

Notwithstanding any provision of this Agreement to the contrary, the Shareholder and its affiliates and each of the directors and officers, shall, as applicable, not be limited or restricted in the exercise of his or her fiduciary duties as a director or officer of the Company if the Shareholder is a director or officer of the Company. For greater certainty, nothing contained herein shall result in any liability to the Shareholder as a result of any action taken by a director or officer of the Company in connection with matters contemplated in or otherwise permitted by the Arrangement Agreement, including in connection with a Company Acquisition Proposal.

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ARTICLE 4.

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to Difference as follows, and acknowledges Difference is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. [Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and capacity and has received all required approvals to execute and deliver this Agreement and perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it:] OR

[The Shareholder] has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(c)	Ownership of Securities. The Shareholder is the registered and/or beneficial owner of the Subject Securities described herein and has control and direction, directly or indirectly, over the Subject Securities. The Shareholder is and will be immediately prior to the Effective Date, the registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever.

(d)	Exercise of control or direction. Other than the Subject Securities, the Shareholder does not own of record or beneficially, or exercise control or direction over, or hold any right to acquire, any securities of the Company.

(e)	No Breach. Neither the execution and delivery of this Agreement by the Shareholder, nor the compliance by the Shareholder with any of the provisions hereof will:

(i)	result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any term or provision of any constating or governing documents, by-laws or resolutions of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound;

(ii)	require on the part of the Shareholder any filing with (other than pursuant to the requirements of applicable securities legislation, which filings the Shareholder will undertake) or require any permit, authorization, consent or approval of, any Governmental Entity or any other Person; or

(iii)	subject to compliance with any approval contemplated by the Arrangement Agreement and Laws, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Shareholder or any of its properties or assets.

(f)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote, or cause the voting of, the Subject Securities as contemplated herein. Other than this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(g)	Arrangement Agreement. The Shareholder acknowledges having received an execution copy of the Arrangement Agreement prior to its execution of this Agreement.

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Section 4.2 Representations and Warranties of Difference

Difference hereby represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations and warranties in entering into this Agreement that:

(a)	Capacity. It is validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to execute and deliver this Agreement and the Arrangement Agreement and to perform its obligations hereunder.

(b)	Authorization. The execution, delivery and performance of this Agreement and the Arrangement Agreement by Difference have been duly authorized by its board of directors and no other internal proceedings on its part is necessary to authorize this Agreement and the Arrangement Agreement.

(c)	Enforceable. Each of this Agreement and the Arrangement Agreement has been duly executed and delivered by Difference and constitutes their legal, valid and binding obligations, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

ARTICLE 5.

TERMINATION

Section 5.1 Automatic Termination

This Agreement shall automatically terminate upon the earlier of (i) the valid termination of the Arrangement Agreement in accordance with its terms, and (ii) the Effective Time.

Section 5.2 Termination by the Shareholder or Difference

This Agreement may be terminated by notice in writing:

(a)	at any time prior to the Effective Time, by the mutual agreement of the parties;

(b)	Difference, if (i) the Shareholder breaches or is in default of any of its covenants or obligations under this Agreement and such breach or such default has or may reasonably be expected to have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement, or (ii) any of the representations or warranties of the Shareholder under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided in each case that Difference has notified the Shareholder in writing of any of the foregoing events and the same has not been cured by the Shareholder within five (5) Business Days of the date of such notice was received by the Shareholder; or

(c)	by the Shareholder if, without the Shareholder's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), the Arrangement Agreement is amended in a manner that would result (i) in a decrease in the Consideration set out in the Arrangement Agreement, (ii) in a modification to the type of Consideration set out in the Arrangement Agreement, or (iii) in an extension of the Outside Date beyond the ultimate Outside Date contemplated in the Arrangement Agreement entered into as of the date hereof.

Section 5.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of a representation, warranty or covenant of this Agreement which occurred prior to such termination. The Shareholder shall be entitled to withdraw any form of proxy in respect of the Arrangement Resolution in the event this Agreement is duly terminated in accordance with this Article 5.

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ARTICLE 6.

GENERAL

Section 6.1 Headings, etc.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

Section 6.2 Further Assurances

The Shareholder and Difference will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other parties may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 6.3 Disclosure

Except as required by applicable Laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, the Shareholder shall not make any public announcement or statement with respect to this Agreement without the approval of Difference, which shall not be unreasonably conditioned, withheld or delayed. Moreover, the Shareholder agrees to consult with Difference prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable Laws. Provided that the Shareholder has first been given a reasonable opportunity to review and comment on any such proposed disclosure, the Shareholder consents to the details of this Agreement being described in any information circular or press release prepared by the Company or Difference in connection with the Arrangement and in any other public disclosure document required by any applicable Laws, and this Agreement being made publicly available, including by filing on SEDAR.

Section 6.4 Time

Any date, time or period referred to in this Agreement will be of the essence.

Section 6.5 Governing Law

This Agreement will be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and will be construed and treated in all respects as an Ontario contract. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement, and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.

Section 6.6 Entire Agreement

This Agreement and the provisions of the Arrangement Agreement constitute the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersede any prior agreement, representation or understanding with respect thereto.

Section 6.7 Amendments and Waivers

Each party hereto agrees and confirms that any provision of this Agreement may be amended, modified, altered, supplemented or waived if, and only if, such amendment, modification, alteration, supplement or waiver is in writing and signed, in the case of an amendment, by all of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective, and no failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

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Section 6.8 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, that provision will be severed from this Agreement and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 6.9 Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors, permitted assigns and legal personal representatives, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except that Difference may assign, delegate or otherwise transfer any of their respective rights, interests or obligations under this Agreement to an Affiliate, without reducing their own respective obligations hereunder.

Section 6.10 Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in person, by courier service or other personal method of delivery), or if transmitted by facsimile, e-mail or other electronic copies to the parties at the following addresses (or at such other addresses as shall be specified by any party by notice to the other given in accordance with these provisions).

The address for service for each of the parties hereto shall be as follows:

(a)	If to Difference:

Difference Capital Financial Inc. 2 St. Clair Ave West, Suite 1201 Toronto, Ontario M4V 1L5 Attention: Kees Van Winters Email: vanwinters@rogers.com with a copy (which shall not constitute notice) to:

DLA Piper (Canada) LLP
Suite 6000, 1 First Canadian Place
100 King Street W
Toronto, ON M5X 1E2

Attention: Robert Fonn and Russel Drew
Email: robert.fonn@dlapiper.com and russel.drew@dlapiper.com

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(b)	If to the Shareholder:

[Address] Attention: [•] Email: [•] Facsimile: [•]

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section 6.10.

Section 6.11 Specific Performance and other Equitable Rights

(a)	The parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Shareholder, on the one hand, or Difference, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Difference, on the one hand, or the Shareholder, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, without any requirement to prove actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunction. Each of the parties hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other parties under this Agreement.

(b)	The parties hereto further agree that (x) by seeking the remedies provided for in this Section 6.11, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 6.11 are not available or otherwise are not granted, and (y) nothing set forth in this Section 6.11 shall require any party hereto to institute any proceeding for (or limit any party's right to institute any proceeding for) specific performance under this Section 6.11 prior or as a condition to exercising any termination right under Section 5.1 or Section 5.2 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any party's right to terminate this Agreement in accordance with the terms of Section 5.1 or Section 5.2 or pursue any other remedies under this Agreement that may be available then or thereafter.

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Section 6.12 Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

Section 6.13 Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 6.14 Execution and Delivery

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile, e-mail transmission of Adobe Acrobat files or other electronic means and all the counterparts and facsimile, e-mail or other electronic copies together constitute one and the same agreement, and such facsimile, e-mail or other electronic copies will be legally effective to create a valid and binding agreement between the parties.

[signature page follows]

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

[NAME OF SHAREHOLDER]

By:
Name:
Title:

Signature Page to Voting and Support Agreement

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DIFFERENCE CAPITAL FINANCIAL INC.

By:
Name:
Title:

Signature Page to Voting and Support Agreement

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SCHEDULE A

SUBJECT SECURITIES

Type of Subject Securities	Number of Subject Securities
Shares
Options
RSUs
Debentures
Other Securities of the Company

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